Filed Pursuant to Rule 433
Registration No. 333-170890
IDEX Corporation
Pricing Term Sheet
4.500% Senior Notes due 2020

Issuer:	IDEX Corporation
Principal Amount:	$300,000,000
Maturity Date:	December 15, 2020
Coupon (Interest Rate):	4.500%
Price:	99.473%
Yield to Maturity:	4.566%
Spread to Benchmark Treasury:	+160 bps
Benchmark Treasury:	UST 2.625% due November 15, 2020
Benchmark Treasury Price and Yield:	97-02+ 2.966%
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2011
Make-whole call:	Make-whole at T+25 bps (before three months prior to the Maturity Date)
Par call:	At any time on or after three months prior to the maturity date, the notes will be redeemable as a whole or in part, at our option, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the notes to be redeemed to the date of redemption.
Settlement Date:	T+3; December 6, 2010
CUSIP/ISIN:	45167R AE4 / US45167RAE45
Ratings*:	Baa2/BBB/BBB+
Use of Proceeds:	We intend to use approximately $250 million of the net proceeds of this offering to repay a portion of the outstanding indebtedness under our domestic, multicurrency bank revolving credit facility. The balance of our net proceeds will be used for general corporate purposes, which may include strategic acquisitions that complement our business model.
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Wells Fargo Securities, LLC
U.S. Bancorp Investments, Inc.
Co-Managers:	BMO Capital Markets Corp.
PNC Capital Markets LLC
The Williams Capital Group, L.P.
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at (800) 294-1322 or Barclays Capital Inc. toll-free at (888) 603-5847.